Exhibit 5.1

Carroll Legal LLC

1449 Wynkoop Street

Suite 507

Denver, CO 80202

July 29, 2026

McCarthy Finney, Inc.

Auddia Inc.

1680 38th Street, Suite 130

Boulder, Colorado 80301

Re: Registration Statement on Form S-1

Ladies and Gentlemen:

We have acted as special counsel to McCarthy Finney, Inc., a Delaware corporation (the “Company”) and Auddia Inc., a Delaware corporation (“Auddia”), in connection with the filing by the Company of the Registration Statement (as amended, the “Registration Statement”) on Form S-1 (File No. 333-295888) with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”).

The Registration Statement relates to the transactions (the “Merger”) contemplated by that certain Agreement and Plan of Merger dated February 17, 2026 between (among others) the Company, Thramann Holdings, LLC., a Colorado limited liability company (“Thramann Holdings”), and Auddia (the “Merger Agreement”).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger: (i) each share of common stock of Auddia (“Auddia Common Stock”), issued and outstanding immediately prior to the Merger effective time, other than dissenting shares will be canceled and converted into the right to receive one share of common stock of the Company (“Company Common Stock”); (ii) each share of Auddia’s Series C Preferred Stock, (the “Auddia Preferred Stock”) issued and outstanding immediately prior to the Merger effective time, shall be converted into the right to receive one fully paid and nonassessable share of Series C preferred stock of the Company (“Company Series C Preferred Stock”); (iii) each issued and outstanding membership interest of Thramann Holdings will be converted into and become exchangeable for the right to receive (x) a number of shares of special preferred stock of the Company (“Company Special Preferred Stock”) as determined based on a ratio calculated in accordance with the Merger Agreement and (y) an aggregate principal amount of Company notes (“Company Notes”) equal to $3.5 million.

In connection with this opinion letter, we have examined such certificates, documents and records and have made such investigation of fact and such examination of law as we have deemed appropriate in order to enable us to render the opinions set forth herein. In conducting such investigation, we have relied, without independent verification, upon certificates of officers of the Company, public officials and other appropriate persons.

Based upon the foregoing and in reliance thereon, and subject to the assumptions, comments, qualifications, limitations and exceptions set forth herein, we are of the opinion, that:

(i) the shares of Company Common Stock have been duly authorized and, when issued by the Company pursuant to the Merger Agreement, will be validly issued, fully paid and non-assessable;

(ii) the shares of Company Series C Preferred Stock have been duly authorized and, when issued by the Company pursuant to the Merger Agreement, will be validly issued, fully paid and non-assessable;

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(iii) the shares of Company Common Stock issuable upon conversion of the Company Series C Preferred Stock (the “Company Series C Preferred Conversion Common Stock”), have been duly authorized and, when issued upon conversion of the Company Series C Preferred Stock in accordance with the terms of the Company Series C Preferred Stock, will be validly issued, fully paid and non-assessable;

(iv) the shares of Company Special Preferred Stock have been duly authorized and, when issued by the Company pursuant to the Merger Agreement, will be validly issued, fully paid and non-assessable;

(v) the shares of Company Common Stock issuable upon conversion of the Company Special Preferred Stock (the “Company Special Preferred Conversion Common Stock”), have been duly authorized and, when issued upon conversion of the Company Special Preferred Stock in accordance with the terms of the Company Special Preferred Stock, will be validly issued, fully paid and non-assessable;

(vi) the Company Notes have been duly authorized and, when issued by the Company pursuant to the Merger Agreement, will be valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms;

(vii) the shares of Company Special Preferred Stock issuable upon the exchange of the Company Notes (the “Company Special Preferred Exchange Stock”), have been duly authorized and, when issued upon the exchange of the Company Notes in accordance with the terms of the Company Notes, will be validly issued, fully paid and non-assessable; and

(viii) the shares of Company Common Stock issuable upon conversion of the Company Special Preferred Exchange Stock (the “Company Special Preferred Exchange Common Stock”), have been duly authorized and, when issued upon conversion of the Company Special Preferred Stock in accordance with the terms of the Company Special Preferred Stock, will be validly issued, fully paid and non-assessable.

Our opinions set forth above are subject to (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and similar laws affecting the rights and remedies of creditors generally and (b) general principles of equity.

We hereby consent to your filing this opinion as an exhibit to the Registration Statement and to the use of our name therein and in the related prospectus under the caption “Legal Matters.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

CARROLL LEGAL LLC

By:	/s/ James H. Carroll
James H. Carroll
Managing Member

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